UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOMANETICS CORPORATION
(Name of Subject Company)
SOMANETICS CORPORATION
(Name of Person Filing Statement)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
834445405
(CUSIP Number of Class of Securities)

Bruce J. Barrett
President and Chief Executive Officer
2600 Troy Center Drive
Troy, MI 48084-4771
(248) 244-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Nathan
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 25, 2010 (as amended from time to time, the “Schedule 14D-9”) by Somanetics Corporation, a Michigan corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Covidien DE Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware company (“Parent”) and a wholly owned indirect subsidiary of Covidien plc, to purchase all of the outstanding common shares, par value $0.01 per share, of the Company (collectively, the “Shares”) at a purchase price of $25.00 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended and supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the first paragraph on page 33 under the heading “Litigation”:
     On July 15, 2010, a plaintiff filed a purported shareholder class action complaint in the United States District Court, Eastern District of Michigan. The complaint, captioned Maryellen Farrelly v. Bruce Barrett, et al., names as defendants the members of the Company Board, the Company, Parent and Sub. The plaintiff claims that members of the Company Board breached their fiduciary duties to the Company’s shareholders and have violated Sections 14(d)(4) and 14(e) of the Exchange Act. Plaintiff further claims that the Company, Parent and Sub have aided and abetted the purported breach of fiduciary duties. In support of the plaintiff’s claims, the complaint alleges that the proposed transaction between the Company, Parent and Sub involves inadequate disclosure and inadequate consideration. The complaint seeks injunctive relief and the awarding of attorneys’ and experts’ fees. The foregoing description of the Maryellen Farrelly v. Bruce Barrett, et al. complaint is qualified in its entirety by reference to the complaint, which is included as Exhibit (a)(12) to this Schedule 14D-9 and incorporated herein by reference. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.
Item 9. Exhibits.
Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:
(a)(12) Complaint captioned Maryellen Farrelly v. Bruce Barrett, et al. filed July 15, 2010 in the United States District Court, Eastern District of Michigan.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Somanetics Corporation
By:	/s/ Bruce J. Barrett
Bruce J. Barrett
President and Chief Executive Officer

Dated: July 16, 2010

INDEX TO EXHIBITS
(a)(12) Complaint captioned Maryellen Farrelly v. Bruce Barrett, et al. filed July 15, 2010 in the United States District Court, Eastern District of Michigan.